
Mail Stop 3561

August 8, 2008

Mr. George Feldenkreis
Chief Executive Officer
Perry Ellis International, Inc.
3000 N.W. 107th Avenue
Miami, FL 33172

> **Re:** **Perry Ellis International, Inc.**
> **Form 10-K**
> **Filed April 18, 2008**
> **File No. 000-21764**

Dear Mr. Feldenkreis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Item 1. Business, page 3

1. In future filings, please include the disclosure contemplated by Item 101(d) of Regulation S-K or advise.

Schedule 14A

Compensation Discussion and Analysis, page 16

2.   On page 17 you indicate that you "generally consider the range of competitive practices for positions at comparable apparel companies and [y]our overall financial performance …" Based on this, it appears that the company is benchmarking its compensation. Please provide the disclosure contemplated by Item 402(b)(2)(xiv) in future filings or advise us why that disclosure is not required.

3.   We note your disclosure that certain bonuses are tied to performance targets, including various earnings per share targets. Please confirm that in future filings you will disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis based on the 2008 proxy statement as to why it is appropriate to omit these targets. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of any proposed changes to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jay Williamson at (202) 551-3393 or me at with any other questions.

Sincerely,

John Reynolds
Assistant Director